March 2, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-50795

Dear Mr. Rosenberg:

This letter is in follow up to the Commission’s correspondence dated February 16, 2012 (the “February Letter”), regarding Commission’s October 25, 2011 comment letter (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2010, of Affirmative Insurance Holdings, Inc. (“Affirmative”). Affirmative filed its initial response to the Comment Letter on November 21, 2011 (“November Response”). On December 28, 2011, the Commission Staff (“Staff”) provided Affirmative with verbal comments on the November Response. On January 26, 2012, Affirmative filed its response to the Staff’s verbal comments (the “January Response”).

The February Letter set forth the Staff’s comments on Affirmative’s position set forth in the January Response. The February Letter requested Affirmative’s written response to the Staff’s comments within ten (10) business days, i.e. on or before March 2, 2012.

To ensure that Affirmative has sufficient time to respond appropriately to the Staff’s February Letter, we request an additional ten (10) business days to provide our response to the February Letter. Accordingly, this correspondence will confirm that Affirmative intends to submit a written response to the February Letter on or before Friday, March 16, 2012.

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com